1(212) 318-6275

rachaelschwartz@paulhastings.com

December 18, 2013	75302.00014

VIA EDGAR

Anu Dubey, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

Re:	Helios High Yield Fund
File Nos.: 333-55809 and 811-08795

Dear Ms. Dubey:

This letter responds to your comments communicated to the undersigned by telephone on December 6, 2013, with respect to the Proxy Statement on Schedule 14A (the “Proxy Statement”) of Helios High Yield Fund (the “Fund”), which was filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on November 26, 2013 (SEC Accession No. 0001047469-13-010875).

The Fund’s responses to your comments are reflected below.  We have restated the substance of your comments for your ease of reference.  Capitalized terms have the same meanings as in the Proxy Statement, unless otherwise indicated.

Comment 1: In the Q&A entitled “What changes are being made to the New Advisory Agreement as compared to the Current Advisory Agreement?,” you have requested that we add language at the end of the first paragraph clarifying that the Adviser has no obligation to continue the waiver on the shareholder servicing fee after June 30, 2014, if that is the case.

Response 1:  The requested addition has been made.

Comment 2:  In the Q&A entitled “Will I be paying more to invest in the Fund as a result of the New Advisory Agreement?,” you have requested that after the fifth sentence, the Fund summarize the administrative services that are provided to the Fund.

Response 2:  The requested addition has been made.

Comment 3:  The staff has taken the position that a closed-end investment company organized as a Maryland corporation which elects to opt in to the Maryland Control Share

Acquisition Act acts in a matter inconsistent with Section 18(i) of the 1940 Act. See Boulder Total Return Fund, Inc. (SEC Staff No-Action Letter (Nov. 15, 2010))(http://www.sec.gov/divisions/investment/noaction/2010/bouldertotalreturn111510.htm). Since the Fund is proposing to reorganize into a Maryland corporation (the “MD Fund”), please provide an affirmative statement that the MD Fund will not opt in to the Maryland Control Share Acquisition Act.

Response 3:  The Fund, on behalf of the MD Fund, confirms that the MD Fund will not opt in to the Maryland Control Share Acquisition Act.

Comment 4:  In the first full paragraph on page ten of the Proxy Statement, at the end of the paragraph, you have requested that a sentence be added to summarize any material differences between the New Advisory Agreement and the Current Advisory Agreement with respect to the purchase and sale of portfolio securities.

Response 4:  The requested addition has been made.

Comment 5:  In the first full paragraph on page 11 of the Proxy Statement, at the end of the paragraph, you have requested that a sentence be added to summarize any material differences between the New Advisory Agreement and the Current Advisory Agreement with respect to the expenses to be borne by the Fund.

Response 5:  The requested addition has been made.

Comment 6:  At the bottom of page 16 of the Proxy Statement, you have requested that the Fund add a table showing the fees currently paid under the Shareholder Servicing Agreement as compared to the fees to be paid under the Administration Agreement and the percentage difference.

Response 6:  The requested addition has been made.

Comment 7:  With respect to Exhibit B and the comparison of rights of shareholders of the Fund as a Massachusetts business trust and stockholders of the MD Fund as a Maryland corporation, you have stated that pursuant to Rule 14a-4(a)(3) of the Securities Exchange Act of 1934 and the SEC Division of Corporation Finance’s  Manual of Publicly Available Telephone Interpretations,  Fifth Supplement, September 2004, it is the view of the SEC’s Staff that any charter provisions which are materially affected by a merger, acquisition or similar transaction (such as a fund redomestication) should be unbundled and presented as separate matters upon which shareholders may vote.

Response 7:  The Fund notes the Staff’s comment and will unbundle certain of the charter provisions of the MD Fund as separate proposals to be voted on by shareholders of the Fund as outlined below.  The Fund has also added disclosure to the Proxy Statement stating that these charter proposals, if approved, will only take effect if the proposal relating to the Domicile Change is approved.

a.              The Staff has asked for the Fund to confirm the vote required for the shareholders of the Fund to approve certain charter provisions for the MD Fund.

The Fund confirms that pursuant to Section 9.5 of the Fund’s Declaration of Trust, the vote required for shareholders to approve the proposals relating to the charter provisions of the MD Fund is, provided a quorum is present, the affirmative vote of the holders of a majority of the shares of beneficial interest represented in person or by proxy and entitled to vote at the Meeting.

b.              Authorized Shares:  The Staff has asked the Fund to consider whether the provision regarding authorized shares of the Fund would be materially affected by the Domicile Change.  If so, the Staff has stated that this should be set out as a separate proposal.

The Fund respectfully submits that this provision is not materially affected by the Domicile Change since under both the Fund’s Declaration of Trust and the MD Fund’s articles of incorporation, the board has the power to increase or decrease the number of authorized shares.  Therefore, this will not be unbundled as a separate proposal.

c.               Authorized Shares:  The Staff has asked the Fund to consider whether the provision regarding a reverse stock split would be materially affected by the Domicile Change.  If so, the Staff has stated that this should be set out as a separate proposal.

The Fund respectfully submits that this provision would be materially affected by the Domicile Change; however, such differences are mandated by the Maryland General Corporation Law and cannot be modified.  Therefore, the provision cannot be unbundled as a separate proposal.

d.              Number and Election of Trustees/Directors; Structure of the Board:  The Staff has stated that the provision regarding the number of directors would be materially affected by the Domicile Change and must be set out as a separate proposal.

The Fund respectfully submits that the MD Fund’s articles of incorporation have been revised to mirror the existing provision in the Fund’s Declaration of Trust so that this provision is not materially affected by the Domicile Change.  Specifically, the MD Fund’s articles of incorporation will limit the number of directors to no less than three and no more than 15.

e.               Number and Election of Trustees/Directors; Structure of the Board:  The Staff has stated that the provision regarding the vote required to elect a director would be materially affected by the Domicile Change and must be set out as a separate proposal.

The Fund has unbundled this as a separate proposal.  If the proposal is not approved by shareholders but the Domicile Change is, the MD Fund’s charter would be modified to mirror the existing provision set forth in the Fund’s Declaration of Trust to the extent possible.

f.                Removal of Trustees/Directors; Vacancies:  The Staff has stated that the provision regarding the vote required for removal of a director would be materially affected by the Domicile Change and must be set out as a separate proposal.

The Fund has partially unbundled this as a separate proposal.  If the proposal is not approved by shareholders but the Domicile Change is, the MD Fund’s charter will be modified to mirror the provision as set forth in the Fund’s Declaration of Trust to the extent possible with respect to the removal of a director by shareholders only.  The Maryland General Corporation Law, however, does not permit the removal of a director by the remaining directors, and thus this part of the existing provision cannot be properly included in the MD Fund’s charter.

g.               Indemnification:  The Staff has asked the Fund to consider whether the indemnification of shareholders would be materially affected by the Domicile Change.  If so, the Staff has stated that this should be set out as a separate proposal.

The Fund respectfully submits that this provision would not be materially affected, and therefore, this is not being unbundled as a separate proposal.  For a Maryland corporation, shareholder liability is limited by the Maryland General Corporation Law, and thus, such recital does not need to be set forth in the MD Fund’s charter.

h.              Voting Rights:  The Staff has asked the Fund to consider whether the provision relating to holders of shares of common stock possessing exclusive voting power would be materially affected by the Domicile Change.  If so, the Staff has stated that this should be a separate proposal.

The Fund respectfully submits that this provision would not be materially affected, and therefore, this item does not need to be unbundled as a separate proposal. If preferred stock is issued in the future, the voting rights of preferred shareholders will be set forth in articles supplementary.

i.                  Voting Rights:  The Staff has stated that the provision relating to the vote required to elect a directors would be materially affected by the Domicile Change and must be set out as a separate proposal.

This proposal will be unbundled as described in (e) above.

j.                 Extraordinary Transactions:  The Staff has asked the Fund to consider whether the language relating to extraordinary transactions being put forth to shareholders for a vote only if, “declared advisable by the board of directors” would materially affect the provision and should be presented as a separate proposal.

The Fund respectfully submits that the Maryland General Corporation Law generally requires that the board of directors declare an extraordinary transaction to be advisable before it presents it for a shareholder vote.  Therefore, this provision cannot be set out as a separate proposal.

k.              Extraordinary Transactions:  The Staff has stated that the provision relating to the shareholder vote required for certain extraordinary transactions would be materially affected by the Domicile Change and must be set out as a separate proposal.

The Fund has unbundled this as a separate proposal.  If the proposal is not approved by shareholders but the Domicile Change is, the MD Fund’s charter will be modified to mirror the language that is in the Fund’s Declaration of Trust to the extent possible.

l.                  Amendment of Declaration of Trust/Charter and Bylaws:  The Staff has asked the Fund to consider whether the language relating to the charter being amended only if, “declared advisable by the board of directors” would materially affect the provision and should be set out as a separate proposal.

The Fund respectfully submits that the Maryland General Corporation Law requires that the board of directors declare a charter amendment to be advisable before it places it for a shareholder vote.  Therefore, this provision cannot be set out as a separate proposal.

m.          Amendment of Declaration of Trust/Charter and Bylaws:  The Staff has stated that the provision relating to the shareholder vote required for amendments to the charter would be materially affected by the Domicile Change and must be set out as a separate proposal.

The Fund has partially unbundled this as a separate proposal.  If the proposal is not approved by shareholders but the Domicile Change is, the MD Fund’s charter will be modified to mirror the language that is in the Fund’s Declaration of Trust to the extent possible with respect to shareholder approval of amendments to the charter only.  Under the Maryland General Corporation Law, the board of directors has limited power to amend the charter without shareholder action and thus, this part of the existing provision cannot be properly included in the MD Fund’s charter.

n.              Amendment of Declaration of Trust/Charter and Bylaws:  The Staff has stated that the provision relating to the shareholder vote required for amendments to the bylaws would be materially affected by the Domicile Change and must be set out as a separate proposal.

The Fund has unbundled this as a separate proposal.  If the proposal is not approved by shareholders but the Domicile Change proposal is, the MD Fund’s charter and bylaws will be modified to mirror the language that is in the Fund’s Declaration of Trust to the extent possible.

o.              Action by Written Consent:   The Staff has stated that the provision regarding the vote required for shareholders to take action via written consent would be materially affected by the Domicile Change and must be set out as a separate proposal.

The Fund respectfully submits that the MD Fund’s articles of incorporation have been revised to mirror the existing provision in the Fund’s Declaration of Trust so that this provision is not materially affected by the Domicile Change.  Specifically, if declared advisable by the board of directors to the extent required by Maryland law, any action which may take place at a meeting of shareholders may be taken by a shareholder written consent with the same vote as would be required at a shareholder meeting.

p.              Meeting of Holders; Right to Call Special Meetings; Advance Notice of Stockholder Nominations for Directors and Other Stockholder Proposals:  The Staff has stated that the provision regarding a shareholder’s right to call a special meeting would be materially affected by the Domicile Change and must be set out as a separate proposal.

The Fund has unbundled this as a separate proposal.  If the proposal is not approved by shareholders but the Domicile Change is, the MD Fund’s charter will be modified to mirror the language that is in the Fund’s Declaration of Trust to the extent possible.

q.              Anti-Takeover Provisions:  The Staff has stated that the provision regarding advance notice provisions for stockholder nominees for directors and other stockholders proposals would be materially affected by the Domicile Change and must be set out as a separate proposal.

The Fund has unbundled this as a separate proposal.  If the proposal is not approved by shareholders but the Domicile Change is, the MD Fund’s charter will not include this provision.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Very truly yours,

/s/ Rachael L. Schwartz

Rachael L. Schwartz
for PAUL HASTINGS LLP

Helios High Yield Fund

Brookfield Place, 250 Vesey Street

New York, New York 10281-1023

December 18, 2013

VIA EDGAR

Anu Dubey, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

Re:	Helios High Yield Fund
File Nos.: 333-55809 and 811-08795

Dear Ms. Dubey:

In connection with your review of the Proxy Statement on Schedule 14A (the “Proxy Statement”) of Helios High Yield Fund (the “Fund”) which was filed with the Securities and Exchange Commission (the “Commission”) on November 26, 2013 (SEC Accession No. 0001047469-13-010875), the Fund acknowledges that:

1.                                      In connection with the comments made by the Commission staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.                                      The staff’s comments, and changes in disclosure in response to the staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.                                      The Fund represents their neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the Commission or any person.

Sincerely,

/s/ Jonathan C. Tyras

Jonathan C. Tyras
Secretary